STATEMENT OF INVESTMENTS
Dreyfus Tax Managed Balanced Fund
May 31, 2007 (Unaudited)

Common Stocks--44.8%	Shares	Value ($)
Consumer Discretionary--4.4%		
Hilton Hotels	600	21,330
Home Depot	500	19,435
McDonald's	400	20,220
McGraw-Hill Cos.	900	63,279
News, Cl. A	1,400	30,926
Target	300	18,729
		173,919
Consumer Staples--10.5%		
Altria Group	1,000	71,100
Coca-Cola	1,100	58,289
Estee Lauder Cos., Cl. A	300	14,190
Kraft Foods, Cl. A	699	23,654
Nestle, ADR	500	48,675
PepsiCo	700	47,831
Procter & Gamble	900	57,195
SYSCO	500	16,560
Wal-Mart Stores	500	23,800
Walgreen	900	40,617
Whole Foods Market	400 a	16,440
		418,351
Energy--9.1%		
Chevron	800	65,192
ConocoPhillips	900	69,687
Exxon Mobil	1,300	108,121
Halliburton	500	17,975
Hess	200	11,844
Occidental Petroleum	600	32,982
Total, ADR	500	37,725
Transocean	200 b	19,648
		363,174
Financial--8.8%		
American Express	500	32,490
Ameriprise Financial	500	31,425
Bank of America	900	45,639
Broadridge Financial Solutions	150 b	3,036
Capital One Financial	200	15,956
Citigroup	1,200	65,388
HSBC Holdings, ADR	500 a	46,520
JPMorgan Chase & Co.	800	41,464
Merrill Lynch & Co.	500	46,365
Prudential Financial	200	20,404
		348,687
Health Care--2.8%		
Abbott Laboratories	500	28,175
Eli Lilly & Co.	500	29,310
Johnson & Johnson	500	31,635
UnitedHealth Group	400	21,908
		111,028
Industrial--4.2%		
Caterpillar	400	31,432
Emerson Electric	800	38,760
General Electric	1,800	67,644
United Technologies	400	28,220
		166,056

Information Technology--3.6%				
Automatic Data Processing			500	24,850
Intel			2,200	48,774
Microchip Technology			200	8,116
Microsoft			800	24,536
QUALCOMM			200	8,590
Texas Instruments			400	14,144
Yahoo!			500 b	14,350
				143,360
Materials--.7%				
Praxair			400	**27,236**
Transportation--.7%				
United Parcel Service, Cl. B			400	**28,788**
Total Common Stocks (cost $1,519,286)				**1,780,599**

Long-Term Municipal Investments--51.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California--5.2%				
Golden State Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds	5.00	6/1/45	100,000	102,821
Sweetwater Union High School District Public Financing Authority, Special Tax Revenue (Insured; FSA)	5.00	9/1/27	100,000	104,565
Georgia--2.6%				
Atlanta, Water and Wastewater Revenue (Insured; FSA)	5.00	11/1/43	100,000	103,406
Hawaii--2.6%				
Kauai County, GO (Insured; FGIC)	5.00	8/1/29	100,000	104,807
Kansas--5.3%				
Butler County Unified School District Number 490, GO Improvement (Insured; FSA)	5.00	9/1/29	100,000	104,918
Kansas Development Finance Authority, Revenue (Kansas Department of Administration-Comprehensive Transportation Program) (Insured; FGIC)	5.00	11/1/25	100,000	105,807
Kentucky--2.7%				
Kentucky Economic Development Finance Authority, MFHR (Christian Care Communities Projects) (Collateralized; GNMA)	5.25	11/20/25	100,000	107,683
Michigan--2.6%				
Michigan Hospital Finance Authority, HR (Sparrow Obligated Group) (Insured; MBIA)	5.00	11/15/36	100,000	103,547
Minnesota--2.6%				
Chaska, Electric Revenue	5.00	10/1/30	100,000	103,051
Nebraska--2.7%				
Lincoln, Electric System Revenue	5.00	9/1/29	100,000	104,848

Nevada--2.6%				
Clark County, Airport System Revenue (Insured; AMBAC)	5.00	7/1/40	100,000	103,456
New Jersey--2.6%				
New Jersey Health Care Facilities Financing Authority, Revenue (Hunterdon Medical Center Issue)	5.13	7/1/35	100,000	103,146
New York--7.8%				
Long Island Power Authority, Electric System General Revenue	5.00	12/1/35	100,000	104,306
New York State Dormitory Authority, Mental Health Services Facilities Improvement Revenue (Insured; AMBAC)	5.00	2/15/30	100,000	104,510
Westchester Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	5.13	6/1/45	100,000	101,839
North Carolina--2.6%				
Charlotte-Mecklenburg Hospital Authority, Health Care Revenue	5.00	1/15/45	100,000	101,866
South Carolina--2.6%				
South Carolina Transportation Infrastructure Bank, Revenue (Insured; AMBAC)	5.00	10/1/33	100,000	104,134
Texas--5.2%				
North Harris County Regional Water Authority, Senior Lien Revenue (Insured; MBIA)	5.00	12/15/32	100,000	103,585
Trinity River Authority, Regional Wastewater System Revenue (Insured; MBIA)	5.00	8/1/29	100,000	104,387
U.S. Related--1.7%				
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue (Insured; AMBAC)	0.00	7/1/36	250,000	65,928
Total Long-Term Municipal Investments (cost $2,005,385)				**2,042,610**

Short-Term Municipal Investments--5.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Connecticut--2.5%				
Connecticut Health and Educational Facilities Authority, Revenue (Quinnipiac University Issue) (Insured; Radian and Liquidity Facility; JPMorgan Chase Bank)	3.88	6/1/07	100,000 c	100,000
Florida--2.5%				
Lee Memorial Health System Board of Directors, HR (Lee Memorial Health System) (Liquidity Facility; SunTrust Bank)	3.87	6/1/07	100,000 c	100,000
Total Short-Term Municipal Investments (cost $200,000)				**200,000**

Investment of Cash Collateral for Securities Loaned--1.6%	Shares	Value ($)
Registered Investment Company;		

Dreyfus Institutional Cash Advantage Fund (cost $62,620)		62,620 d	**62,620**
Total Investments (cost $3,787,291)		**102.8%**	**4,085,829**
Liabilities, Less Cash and Receivables		**(2.8%)**	**(114,162)**
Net Assets		**100.0%**	**3,971,667**

ADR - American Depository Receipts

a   All or a portion of these securities are on loan. At May 31, 2007, the total market value of the fund's securities on loan is $61,316 and the total market value of the collateral held by the fund is $62,620.

b   Non-income producing security.

c   Securities payable on demand. Variable interest rate--subject to periodic change.

d   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letters of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance